TO

BRASKEM S.A.

CNPJ 42.150.391/0001-70

ATTN: Mr. NEWTON SÉRGIO DE SOUZA

Chairman of the Board of Directors

Camaçari, September 29, 2017

Mr. Chairman,

GERAÇÃO FUTURO LPAR FUNDO DE INVESTIMENTO EM AÇÕES (“Claimant Fund”), an investment fund enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.935.128/0001-59, represented by its manager, GF GESTÃO DE RECURSOS LTDA. (“Manager”), headquartered at Praça XV de Novembro nº 20, 12º andar, grupo 1201B, Rio de Janeiro-RJ and enrolled with the CNPJ/MF under No. 09.630.188/0001-26, by its attorney-in-fact (Doc. 01), hereby presents to you, for the reasons transcribed below, this SEPARATE VOTE, requesting it be attached to the Minutes of this Meeting, for the facts which shall now be transcribed:

Approved by the Board of the Directors of the Company on January 27, 2017, the acquisition of control of CETREL, which, in turn, had been removed from the agenda and addressed again at this Meeting, was submitted to the vote of shareholders in the Extraordinary General Meeting of August 25, 2017.

The undersigned Shareholder starts its vote addressing its opposition to the systematic change of Control of CETREL by the same shareholders which are related parties, given that, on December 28, 2012, the Board of Directors of Braskem S.A, conversely, authorized the Executive Board of Braskem, then holder of the share control of CETREL, to sell it to Odebrecht – let us see an excerpt from those Minutes:

“the persons in attendance, under the terms and conditions included in the respective PD, unanimously approved the following resolution: PD.CA/BAK 22/2012 – Disposal of the interest the Company holds (i) in Cetrel S.A., equal to 54.2% of the share capital, and (ii) in Distribuidora de Água Camaçari S.A., equal to the entire share capital, to Foz do Brasil Participações e Investimentos S.A., and the Executive Board of Braskem is hereby authorized to enter into all agreements required to the faithful implementation of this resolution.”

The adoption of an opposite position five (05) years later is remarkable due to the possibility of a cash convenience business between the related parties, thus configuring detachment of the Boards of Directors from the real corporate purpose of the Company.

At no moment did the extensive material at the disposal of the shareholder evidence that having a Water Production and Distribution and Treatment of Tributary Waterbodies Company is part of Braskem’s core business, nor did it evidence that selling its control in 2012 brought any losses to Braskem, much less that not holding the share control of CETREL at this moment brings any risk to the continuity of the Company’s business at Camaçari.

It is certain that the Board of Directors shall refrain from voting pursuant to the regulation of article 156 of the Corporation Law, which states, in its wording:

“The Director is forbidden from interfering in any corporate transaction where it has interests conflicting with those of the company, and also in any such resolution where the other directors solve upon, it being incumbent on such director to let the other directors know of its impediment and provide for the registration, in the minutes of the meeting of the board of directors or executive board, the nature and extension of its interest.”

It so happens that the mere fact of Odebrecht refraining from voting in this Meeting does not repeal the flaw in the business itself.

Signatory party to the Shareholders Agreement, and therefore a co-controlling company of Braskem S/A, Petrobras is riddled with the same conflict of interest, as it is part of the “control block”, such that the abstention of Odebrecht, removing from the board fifty point eleven percent (50.11%) of the Common Shares, leaving Petrobras (Braskem Co-Controlling Company) with forty-seven point zero three percent (47.03%) of the ONs to decide in this blatant conflict, is a mere covert, for the latter is as much a Braskem controlling company as Odebrecht.

Furthermore, the CETREL agreements comprise its assets (Company’s Balance Sheet) and in this agenda, Petrobras returns as an important CETREL contracting party, as it is the case with Braskem.

The fact is that Odebrecht’s motivation to detach itself from the meeting necessarily taints Petrobras, and the latter shall take the same care, under penalty of tainting the voting.

Requiring special care on its analysis, Braskem’s Investment Policy brings necessary guidance to the business; let us see what it states:

What may be seen at first in the business presented is a crystal clear harm to the Principles inscribed in Braskem’s Investment Policy. On the material presented, THERE IS NO point of debate because the sale of the CETREL control was appropriate and now the maximization of results or even the efficient management of managerial risks drastically changes the vector.

There is no fact or act that justifies a significant investment in the opposite direction of what was previously decided by the Board of Directors of the Company.

In spite of the understanding that the analysis was not complied with under the perspective of Braskem’s Investment Policy itself, namely, “Role of the Assets in the Business Structure”, the analysis, once again, pursuant to Braskem itself, may not limit itself to this point in light of a Quality Assessment, as it shall also observe “Possible solution without need for Investment; Technical soundness of solution, Analysis of root cause; obsolescence level; Analysis based on Braskem’s global risk matrix; and Meeting specific requirements based on motivation”.

Another violation to Braskem’s Investment Policy may be seen when the business is assessed under the Quality Analysis perspective; for such, let us see statements from the Company itself:

“Quality assessments are applicable to all Investments the nature of which is value addition to integrity and reliability basket projects pertaining to assets with associate gains. This analysis shall be comprised of an EVTE, where the following are measured: VPL, using the discounted cash flow methodology, TIR, Investment payback and VPL/VPI ratio”.

The Company’s moment is sensitive given the required financial efforts to comply with the Leniency Agreements of over BRL 3 billion, therefore the principle of greater return of employed capital to shareholders deserves strengthened care in view of the present scenario; however, the disclosed figures for the business underline serious violation to this principle as well.

The Company shall pay BRL 610 million for 63.7% of CETREL, UPON APPROVAL OF THE BUSINESS, and the acquired company presented net profits of BRL 18 million in the last financial year, thus, were it not for the still required investments, the business would take more than thirty (30) years to be in good standing again.

The value of the business is absolutely outside market value, in our interpretation, there being no other parties interested in said business/acquisition.

As a comparison, the sale value corresponds to the same as CAB AMBIENTAL, a company of Galvão Participações, which is under judicial reorganization, with concessions such as Tubarão, Cuiabá, Paranaguá and over 36 Brazilian cities, servicing 6.50 million people, which is ratably much greater than CETREL.

Thus, this present vote is drafted to register the necessary impediment of Controlling Company Odebrecht S.A., as well as of Co-Controlling Company Petróleo Brasileiro S/A Petrobras (given that this Company is expressly bound to the shareholders agreement) to vote in this Meeting.

Furthermore, a VOTE IN OPPOSITION to the acquisition of the share control of CETREL (63.7%) by Braskem S.A is drafted, requesting its registration in the respective Minutes, since the acquisition violates the best interests of the Company and the Market, it harms the minority shareholders, and further, it is not consonant to the Investment Policy of the Company itself, with the Administration having failed to evidence the convenience of the investment.

Very truly yours,

[signature]

GERAÇÃO FUTURO L. PAR

FUNDO DE INVESTIMENTOS EM AÇÕES

By its Proxy: André Eduardo Dantas (Brazilian Bar Association São Paulo Chapter (OAB/SP 167.163)

[Handwritten: Received on September 29, 2017

[illegible signature]

Chairman of the Meeting]